UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Handy & Harman Ltd.

(Name of the Issuer)

____________________

STEEL PARTNERS HOLDINGS L.P.

Handy Acquisition Co.

SPH Group Holdings LLC

SPH Group LLC

STEEL PARTNERS HOLDINGS GP INC.

WARREN G. LICHTENSTEIN

Jack L. Howard

Handy & Harman Ltd.

(Name of Person(s) Filing Statement)

____________________

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

____________________

410315105

(CUSIP Number of Class of Securities)

Jack L. Howard	Douglas Woodworth
Steel Partners Holdings GP Inc.	Handy & Harman Ltd.
590 Madison Avenue, 32nd Floor	590 Madison Avenue, 32nd Floor
New York, New York 10022	New York, New York 10022
(212) 520-2300	(212) 520-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

Steve Wolosky, Esq.	Paul Lucido, Esq.
Michael R. Neidell, Esq.	David Alan Miller, Esq.
Olshan Frome Wolosky LLP	Graubard Miller
1325 Avenue of the Americas	The Chrysler Building
New York, New York 10019	405 Lexington Avenue, 11th Floor
(212) 451-2300	New York, New York 10174
(212) 818-8800

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b. ☒ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$119,526,394	$13,854

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $32.65, the average of the high and low sales prices per share of Handy & Harman Ltd. common stock on July 18, 2017, as reported on the Nasdaq Capital Market, and (ii) 3,660,839, the estimated number of shares of Handy & Harman Ltd. common stock to be exchanged in the offer and the merger for the transaction consideration.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001159 multiplied by the estimated transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $13,854	Filing Party: Steel Partners Holdings L.P.
Form or Registration No.: Form S-4	Date Filed: July 19, 2017

This Amendment No. 1 amends and supplements the Schedule 13E-3 Transaction Statement (together with any amendments and supplements hereto, the “Schedule 13E-3”) filed by Handy & Harman Ltd., a Delaware corporation (“HNH” or the “Company”), Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“Merger Sub”), Steel Partners Holdings GP Inc., a Delaware corporation and a wholly owned subsidiary of SPLP (“Steel Holdings GP”), SPH Group LLC, a Delaware limited liability company, the sole member of SPHG Holdings and a wholly owned subsidiary, directly and indirectly through Steel Holdings GP, of SPLP (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of SPLP (“SPHG Holdings”), Warren G. Lichtenstein, the Executive Chairman of Steel Holdings GP and the Chairman of the board of directors of HNH, and Jack L. Howard, the President and a director of Steel Holdings GP and Vice Chairman, Principal Executive Officer and a director of HNH. The Schedule 13E-3 to relates to the offer by SPLP and Merger Sub to exchange for each outstanding share of common stock, par value $0.01 per share, of the Company not already owned by SPLP or any of its affiliated entities and which is validly tendered in the offer and not properly withdrawn, 1.484 6.0% Series A preferred units, no par value (the “SPLP preferred units”), of SPLP, together with cash in lieu of any fractional SPLP preferred units, without interest and less any applicable withholding taxes (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). Capitalized terms used and not otherwise defined in the Schedule 13E-3 shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

SPLP has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 relating to the Offer and the SPLP preferred units to be issued to holders of shares of HNH common stock validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”) and SPLP and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO relating to the Offer (as it may be amended from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) to the Schedule TO (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which is filed as Exhibit (a)(1)(A) to the Schedule TO (as it may be amended from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by SPLP or Merger Sub, is hereby expressly incorporated into the Schedule 13E-3 by reference, and is supplemented by the information specifically provided herein.

The information contained in the Prospectus/Offer to Exchange, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in the Schedule 13E-3 are qualified in their entirety by the information contained in the Prospectus/Offer to Exchange and the annexes thereto.

This Amendment No. 1 should be read together with the Schedule 13E-3. The following amendments and supplements to the Items of the Schedule 13E-3 are hereby made.

Items 1 through 15.

Items 1 through 15 of the Schedule 13E-3 are hereby amended and supplemented as follows:

“On September 13, 2017, SPLP announced the commencement of the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of October 11, 2017, unless extended or terminated. The press release announcing the commencement of the Offer is included as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

Item 16.	Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on September 13, 2017).

(a)(2)	Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(a)(5)(C)	Press Release issued by Steel Partners Holdings L.P., dated September 13, 2017, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on September 13, 2017).

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law” (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2017	Steel Partners Holdings, L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

HANDY ACQUISITION CO.

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

Steel Partners Holdings GP Inc.

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

SPH Group Holdings LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

SPH Group LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
		Name:	Jack L. Howard
		Title:	President

/s/ Warren G. Lichetenstein
WARREN G. LICHTENSTEIN
/s/ Jack L. Howard
JACK L. HOWARD

Handy & Harman Ltd.

	By:	/s/ Douglas B. Woodworth
		Name:	Douglas B. Woodworth
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on September 13, 2017).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(2)	Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017)

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(a)(5)(C)	Press Release issued by Steel Partners Holdings L.P., dated September 13, 2017, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on September 13, 2017).

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(c)(2)**	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board of Directors of Handy & Harman Ltd., dated June 23, 2017.

(c)(3)	Evaluation report prepared by Corporate Fuel Securities, LLC for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017 (incorporated by reference to Exhibit (c)(2) to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on July 19, 2017).

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law” (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(g)	Not applicable.

_________

** Previously filed